EXHIBIT 21

Colorado Interstate Gas Company
Ownership List as of December 31, 2008

Company Name	Jurisdiction of Incorporation	% Held
Colorado Interstate Gas Company	Delaware
CIG Finance Company, L.L.C.	Delaware	100.00
CIG Funding Company, L.L.C.	Delaware	100.00
Colorado Interstate Issuing Corporation	Delaware	100.00
WYCO Holding Company, L.L.C.	Delaware	100.00
WYCO Development LLC	Colorado	50.00